UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045896

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 52230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DPEC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 FIFTH AVENUE, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Downey (212)739-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR.	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/15

OATH OR AFFIRMATION

I, Mark G. Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DPEC CAPITAL, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

KATHY L BROWN
Notary Public - State of New York
No. 01BR6291956
Qualified In New York County
Commission Expires Oct. 28, 2017

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DPEC CAPITAL, INC.

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DPEC Capital, Inc.

We have audited the accompanying financial statements of DPEC Capital, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. DPEC Capital Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DPEC Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred losses of $1,213,664 during the year ended December 31, 2014. Cash used in operating activities was $1,000,634. In addition, based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

750 Third Avenue 11th Floor New York, New York 10017 212.485.5500 212.485.5501

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (exemption) and Schedule III - Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (exemption) (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of DPEC Capital, Inc.'s financial statements. The supplemental information is the responsibility of DPEC Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 26, 2015

DPEC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash	$ 51,196	
Due from clearing broker	44,929	
Advances and loans to registered representatives, net	208,019	
Property and equipment, net	298	
Investment in affiliates	1,617,966	
Prepaid expenses and other assets	215,137	
Total Assets		$ 2,137,545
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 77,225	
Payable to Parent	836	
Total Liabilities		$ 78,061
Commitments and Contingencies		
Stockholder's Equity		
Common stock - $.01 par value: 1,000 shares authorized; 100 shares issued and outstanding	1	
Additional paid-in capital	13,274,585	
Accumulated deficit	(11,215,102)	
Total Stockholder's Equity		2,059,484
Total Liabilities and Stockholder's Equity		$ 2,137,545

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Private equity and venture capital fees - related parties	$ 1,017,414	
Investment loss - related parties	(211,728)	
Interest and other income	5,774	
Total Revenues		$ 811,460
Expenses		
Salaries and related costs	442,569	
Commissions and related costs	1,182,549	
Occupancy and communication	109,470	
Business development	129,868	
Professional fees	157,016	
Other expenses	88,652	
Total Expenses		2,110,124
Net Loss		$ (1,298,664)

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - Beginning	100	$ 1	$ 12,099,107	$ (9,916,438)	$ 2,182,670
Capital contributions from Parent	--	--	1,034,000	--	1,034,000
Stock-based compensation	--	--	141,478	--	141,478
Net loss	--	--	--	(1,298,664)	(1,298,664)
Balance - Ending	100	$ 1	$ 13,274,585	$ (11,215,102)	$ 2,059,484

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net loss		$ (1,298,664)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash commission income	$ (285,147)	
Non-cash commission allocated to registered representatives	285,147	
Investment losses	211,728	
Provision for uncollectible advances and loans to registered representatives	61,000	
Stock-based compensation	141,478	
Amortization of prepaid compensation	13,000	
Depreciation	965	
Decrease (increase) in assets:		
Advances and loans to registered representatives	(4,271)	
Prepaid expenses and other assets	(179,372)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	54,451	
Payable to Parent	(949)	
Total Adjustments		298,030
Net Cash Used in Operating Activities		(1,000,634)
Cash Provided by Financing Activities		
Capital contributions from Parent		1,034,000
Net Increase in Cash		33,366
Cash - Beginning of year		17,830
Cash - End of year		$ 51,196

Supplemental Disclosures of Cash Flow Information:

Interest expense	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

DPEC Capital, Inc. (the "Company") was incorporated on February 9, 2001 in the state of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corp ("SIPC"), and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides brokerage securities trading, private equity and venture capital investments, and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors at December 31, 2014.

The Company is a wholly-owned subsidiary of Algodon Wines & Luxury Development Group, Inc. ("Parent"). The Company, in the normal course of business, enters into and may be a party to private equity transactions with the Parent and certain related affiliates (see Notes 7 and 14).

NOTE 2 - GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts, or the classification of liabilities, which might be necessary should the Company be unable to continue as a going concern. The Company incurred losses of $1,298,664 during the year ended December 31, 2014. Cash used in operating activities was $1,000,634 for the year ended December 31, 2014. In addition, based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. The aforementioned factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company needs to raise additional capital in order to be able to accomplish its business plan objectives. The Company has historically satisfied its capital needs primarily from capital contributions from its Parent, which in turn has relied on the sale of equity and debt securities. This Company received capital contributions of $1,034,000 from its Parent for the year ended December 31, 2014. Management of the Parent is continuing its efforts to secure additional funds through the issuance of equity instruments. Management believes that it will be successful in obtaining additional financing; however, no assurance can be provided that the Company will be able to do so. There is no assurance that these funds will be sufficient to enable the Company to attain profitable operations or continue as a going concern. To the extent that the Company is unsuccessful, the Company may need to curtail its operations and implement a plan to extend payables and reduce overhead until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRIVATE EQUITY AND VENTURE CAPITAL

Private equity and venture capital revenues include fees earned from providing venture capital and private equity investments. These fees are recorded at the date on which the offering's contingencies have been satisfied, funds are released from escrow, and fees are earned.

Fees earned can include cash and securities, including warrants. Warrants are recorded as private equity and venture capital fees on the grant date based on the grant date fair value. For each financial reporting period, the warrants are revalued and any gain or loss is recognized as investment income or loss. The Company uses the Black-Scholes method to estimate the fair value of the warrants.

STOCK-BASED COMPENSATION

The Company is required to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The award is measured on the grant date. For non-employees, the award is generally re-measured on interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Estimated useful lives are seven years for furniture and fixtures. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in providing a broad range of securities brokerage and investment services to a diverse group of private investors, as well as corporate finance and investment banking services to corporations and businesses. The Company uses a clearing broker to process transactions for the Company.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk, associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations, can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses they incur while extending credit to the Company's clients. The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

The Company places its cash deposits with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2014, all of the Company's cash is held at one financial institution.

PREPAID COMPENSATION

Loans are given to certain registered representatives as an incentive for their affiliation with the Company. The registered representatives sign an agreement with the Company, which specifies that portions of the loan will be forgiven on specific dates over a specified term, typically up to a five-year period. The loan is then amortized on a straight-line basis, which is included in commissions and related costs in the accompanying statement of operations. In the event a registered representative's affiliation with the Company terminates prior to the fulfillment of their contract, the registered representative is required to repay the unforgiven balance and the related accrued interest (rates up to 2% currently).

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company considers establishing an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management. Determination of the estimated amount of uncollectible loans includes consideration of the amount of credit extended, the affiliation status, and the length of time each receivable has been outstanding, as it relates to each individual registered representative. As of December 31, 2014, the Company had $9,000 of unforgiven principal balances with a single active registered representative and approximately $7,000 of accumulated amortization.

ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

Advances and loans to registered representatives represent short-term loans to registered representatives of the Company. The Company has the right to recover such advances from other monies owed to the registered representatives in the ordinary course of business. The determination of the uncollectible accounts is based on the amount of credit extended, the length of time each receivable has been outstanding and future compensation prospects, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of commissions and related costs in the accompanying statement of operations. As of December 31, 2014, the Company has reserved approximately $118,000 for any potential non-collection.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs, which are included as part of business development in the accompanying statement of operations, were deemed to be nominal during the reporting period.

INCOME TAXES

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry-overs. The Company additionally establishes a valuation allowance to reflect the likelihood of realization of deferred tax assets.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." This ASU addresses the requirements regarding the financial statement presentation of an unrecognized tax benefit within Accounting Standards Codification ("ASC") Topic 740 for the purpose of providing consistency between the financial reporting of U.S. GAAP entities. Generally, this ASU provides guidance for the preparation of financial statements and disclosures when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU is effective for periods beginning after December 15, 2013 and did not have any impact on the Company's financial statements or disclosures.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers," ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605 - Revenue Recognition and most industry-specific guidance throughout the ASC. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on its financial statements or disclosures.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2014, the FASB issued ASU 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved after the Requisite Service Period," ("ASU 2014-12"). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in ASC Topic No. 718, "Compensation - Stock Compensation" as it relates to awards with performance conditions that affect vesting to account for such awards. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in ASU 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. We do not anticipate that the adoption of ASU 2014-12 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15, which is effective for annual reporting periods ending after December 15, 2016, extends the responsibility for performing the going-concern assessment to management and contains guidance on how to perform a going-concern assessment and when going-concern disclosures would be required under U.S. GAAP. The Company elected to adopt ASU 2014-15 effective with the financial for the year ended December 31, 2014. Adoption of ASU 2014-15 did not have a material effect on the Company's financial statements or its disclosures.

Other accounting standards that have been issued or proposed by the FASB, or other standards-setting bodies that do not require adoption until a future date, are not expected to have a material impact on the Company's financial statements upon adoption.

NOTE 4 - DUE FROM CLEARING BROKER

Due from clearing broker represents amounts due from the clearing organization consisting primarily of cash deposits in accordance with the clearing arrangement with the Company's clearing broker. The Company incurred clearing charges of $28,000 for the year ended December 31, 2014, which are a component of commissions and related costs in the accompanying statement of operations.

NOTE 5 - ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

As of December 31, 2014, the Company has net outstanding advances and loans to registered representatives of $208,019. The total net balance consists of the following:

Advances and loans to registered representatives	$326,019
Allowance for uncollectible amounts	(118,000)
Total	$208,019

During 2014, the Company added $4,000 to the allowance and the charge was reflected within commissions and related costs in the accompanying statement of operations.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment, net, at December 31, 2014, consists of the following:

Furniture and fixtures	$62,396
Less: accumulated depreciation	(62,098)
Property and Equipment, Net	$ 298

Depreciation expense for the year ended December 31, 2014 was $965, and is included in occupancy and communication in the accompanying statement of operations.

NOTE 7 - INVESTMENT IN AFFILIATES

Investment in affiliates, at December 31, 2014, consisted of the following:

Investments in warrants of affiliates, not readily marketable	$ 294,653
Investment in affiliates, not readily marketable	1,323,313
Total Investment in Affiliates	$1,617,966

The investments in not readily marketable securities represent equity instruments of private companies recorded as investments at fair value. The warrants were received as a component of our fees for services rendered at fair value.

NOTE 8 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 - Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted.

- Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees.

As of December 31, 2014:

Securities Owned at Fair Value	Level 1	Level 2	Level 3	Total
Warrants - affiliates	--	--	294,653	294,653
Investments - affiliates	--	--	1,323,313	1,323,313
		--		
Total	--	--	1,617,966	1,617,966

A reconciliation of Level 3 assets is as follows:

	Warrants	Investments
Balance - January 1, 2014	$320,313	$1,509,381
Received/purchases/issuances	285,147	--
Allocated to employees as compensation	(285,147)	--
Expired	(2,118)	--
Unrealized loss	(23,542)	(186,068)
Balance - December 31, 2014	$294,653	$1,323,313
Accumulated Unrealized Gain (Loss) Related to Securities Held at December 31, 2014	$ 114,188	$ (711,759)

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of the warrants was determined based on the Black-Scholes model, which requires the input of highly subjective assumptions, including the expected share price volatility. Given that such shares were not publicly-traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within the industry.

The Company used the following assumptions in applying the Black-Scholes model to new warrants received during 2014:

Fair market value of common stock:	\$2.00-\$2.30
Risk-free interest rate:	1.62-1.78%
Expected term (years):	5.0
Expected volatility:	46-49%
Expected dividends:	0%

It is the Company's policy to distribute part or all of the warrants it receives to registered representatives or other employees who provided investment banking services. The total compensation expense (fair value) recorded related to these distributed warrants was \$285,147 in 2014, which is a component of commissions and related costs in the accompanying statement of operations. These warrants had been earned through serving as placement agent on various private placement offerings.

NOTE 9 - INCOME TAXES

The Company is included as a subsidiary in the consolidated income tax returns of its Parent, but computes its tax provision on a separate entity basis for financial reporting purposes.

As of December 31, 2014, the Company had approximately \$3,888,000 of federal and state net operating loss ("NOL") carryovers available to offset future taxable income. These NOLs, if not utilized, begin expiring in 2022. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's NOLs may be subject to an annual limitation in the event of a change of control. The Company performed a preliminary evaluation as to whether a change of control has taken place and concluded that a change of control occurred in June, 2012. Based on this analysis, it was determined that the Company's NOLs incurred through June 2012 are subject to an annual limitation of \$80,109.

NOTE 9 - INCOME TAXES (CONTINUED)

At December 31, 2014, the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following:

	Amount
Deferred Tax Assets:	
Net operating loss carryovers	$1,716,000
Excess of tax over book basis of investments	314,000
Stock-based compensation	335,000
Allowance for uncollectible advances and loans	77,000
Total Deferred Tax Assets	2,442,000
Valuation allowance	(2,312,000)
Deferred Tax Assets, Net of Valuation Allowance	130,000
Deferred Tax Liabilities:	
Excess of book over tax basis of warrants	(130,000)
Net Deferred Tax Asset (Liabilities)	$ --

The income tax provision (benefit) consists of the following for the year ended December 31, 2014:

Current:	
Federal	$ --
State and local	--
	--
Deferred:	
Federal	(345,000)
State and local	(103,000)
	(448,000)
Change in valuation allowance	448,000
Income Tax Provision	$ --

NOTE 9 - INCOME TAXES (CONTINUED)

A reconciliation of the U.S. statutory federal income tax rate to the Company's effective tax rate for the year ended December 31, 2014 is as follows:

U.S. federal statutory rate	(34.0)%
State and local income taxes, net of federal benefit	(10.1)
Permanent differences	
– stock-based compensation and other	9.6
Increase in valuation allowance	34.5
Effective Income Tax Rate	0.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 - "Income Taxes" requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making the assessment.

The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has, therefore, established a full valuation allowance as of December 31, 2014. For the year ended December 31, 2014, the valuation allowance increased by approximately $448,000.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits".

NOTE 9 - INCOME TAXES (CONTINUED)

A liability is recognized (or amount of net operating loss carry-over or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2014, no liability for unrecognized tax benefits was required to be recorded. The Company's policy for recording interest and penalties, if any, is to record such items as a component of income before income taxes. Penalties are recorded as part of other expenses and interest paid or received is recorded in interest expense or interest income, respectively, in the statement of operations. There were no amounts recorded for tax related penalties or interest for the year ended December 31, 2014. The Company does not expect its unrecognized tax benefit to change during the next twelve months. The Company's federal and state income tax returns for the tax years after 2011 remain open for examination by federal and state tax authorities.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintains minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

As of December 31, 2014, the Company's net capital exceeded the requirement by $12,860.

The Company had a percentage of aggregate indebtedness to net capital of approximately 4.32 to 1 as of December 31, 2014.

Advances, dividend payments, and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 11 - STOCKHOLDER'S EQUITY

STOCK OPTION PLANS

The Parent's 2008 Equity Incentive Plan (the "Plan") was approved by the Parent's Board on September 2, 2008, and was amended on January 18, 2011 and September 14, 2012 to provide for grants to purchase up to an aggregate of 9,000,000 shares. The Plan permits the granting of incentive and non-qualified stock options, restricted and unrestricted stock, performance awards, loans and grants. Under the Plan, (1) awards may be granted to employees, consultants, independent contractors, officers and directors; (2) the maximum term of any award shall be ten years from the date of grant; (3) the exercise price of any award shall not be less than the fair value on the date of grant.

STOCK OPTION GRANTS

During the year ended December 31, 2014, the Company recognized compensation expense related to stock option grants of $128,739 to registered representatives, which is a component of commissions and related costs in the accompanying statement of operations. As of December 31, 2014, there was $67,836 of unrecognized stock-based compensation expense related to stock option grants that will be amortized over a weighted average period of 0.53 years, of which $349 of unrecognized expense is subject to non-employee mark-to-market adjustment.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding were estimated based upon the "simplified" method for "plain-vanilla" options. Given that the Company's shares are not publicly traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

There were no options granted during the year ended December 31, 2014.

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

A summary of options activity during the year ended December 31, 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance - December 31, 2013	960,333	$3.24		
Granted	--	--		
Exercised	--	--		
Forfeited	(100,000)	3.17		
Cancelled	(13,409)	7.30		
Balance - December 31, 2014	846,924	$3.18	2.6	$ --
Exercisable - December 31, 2014	774,268	$3.12	2.7	$ --

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

The following table presents information related to stock options at December 31, 2014:

Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Life In Years	Number of Options
$2.48	450,000	3.5	450,000
3.85	387,500	1.5	314,844
8.03	7,710	0.3	7,710
14.60	1,714	0.3	1,714
	846,924	2.7	774,268

CAPITAL CONTRIBUTION

The Company's Parent contributed an aggregate of $1,034,000 of capital to the Company during the year ended December 31, 2014.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is subject to legal proceedings and claims arising from the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to such actions, will not have a material adverse effect on the financial condition or result of operations of the Company.

The partial settlement in May 2007 of a securities industry (FINRA) enforcement case first brought in 2004 left a few charges unresolved, principally, whether Company CEO, Scott Mathis, inadvertently or willfully failed to properly disclose the existence of certain federal tax liens on his Form U4 (the securities industry registration form) during the years 1996-2002. All of the underlying tax liabilities were paid in 2003 so the liens were released in 2003.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION (CONTINUED)

In December 2007, the FINRA Office of Hearing Officers ("OHO") held that Mr. Mathis negligently failed to make certain disclosures on his Form U4 concerning personal tax liens, and willfully failed to make other required Form U4 disclosures regarding those tax liens.

Mr. Mathis received a three-month suspension, and a $10,000 fine for the lien nondisclosures. With respect to other non-willful late Form U4 filings relating to two customer complaints, he received an additional 10-day suspension (to run concurrently), plus an additional $2,500 fine. The suspension was completed on September 4, 2012, and all fines have been paid.

Mr. Mathis has never disputed that he failed to make, or timely make, these disclosures on his Form U4; he only disputed the willfulness finding. He appealed the decision (principally with respect to the willfulness issue) to the FINRA National Adjudicatory Council ("NAC"). In December 2008, NAC affirmed the OHO decision pertaining to the "willful" issue, and slightly broadened the finding. Thereafter, Mr. Mathis appealed the NAC decision to the Securities and Exchange Commission and thereafter to the U.S. Court of Appeals. In each instance, the decision of the NAC was affirmed.

Under FINRA's rules, the finding that Mr. Mathis was found to have acted willfully subjects him to a "statutory disqualification." This means that he might no longer be permitted to continue to work in the securities industry. In September 2012, Mr. Mathis submitted to FINRA an application on Form MC-400 in which he sought permission to continue to work in the securities industry, notwithstanding the fact that he is subject to a statutory disqualification. While a denial of that application would preclude Mr. Mathis from continuing to work at the Company's broker-dealer, he would still be able to continue performing his duties for the non-securities side of the business. A hearing on that matter was held in October 2014, and a decision regarding the application is expected sometime in 2015 or 2016.

If such application is not successful, Mr. Mathis may be required to cease working for the Company, which could have a material adverse effect on the Company.

NOTE 13 - BENEFIT CONTRIBUTION PLAN

The Company's Parent sponsors a 401(k) profit-sharing plan that covers substantially all of its employees, including employees of DPEC Capital, Inc. The plan provides for a discretionary annual contribution, which is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction.

A participant is always fully vested in their account, including the Company's contribution. For the year ended December 31, 2014, the Company recorded a charge of approximately $12,739 for the 2014 contribution. This charge has been included as a component of commissions and related costs in the accompanying statement of operations and is also a component of stockholder's equity. The Parent will issue shares of its common stock to settle this obligation.

NOTE 14 - RELATED-PARTY TRANSACTIONS

The Company maintains equity investments in its Parent (indirectly) and certain affiliated companies, some of which were earned, pursuant to placement agency or settlement agreements. In addition, the Company periodically maintains receivable (payable) balances with its Parent and certain affiliates. See Note 7 for additional details.

During the year ended December 31, 2014, the Company's Parent contributed a total of $1,034,000 as additional paid-in capital. See Note 11 for additional details.

During the year ended December 31, 2014, the Company recorded $1,017,414 of private equity and venture capital fees arising from private placement transactions on behalf of certain affiliated companies pursuant to placement agency agreements. These revenues were generated from one entity, during the year ended December 31, 2014. Of the total amount arising from affiliated companies, $732,267 represents cash fees and $285,147 represents fees in the form of warrants, which were recorded at fair market value as of the grant date using the Black-Scholes model. See Note 8 for additional details.

The Company entered into an agreement to pay its Parent a monthly amount to cover shared expenses based on estimated usage to cover office space, support staff and other operating expenses. Included in salaries and related costs, occupancy and communication, business development and other expenses in the accompanying statement of operations are $509,267 for charges paid to its Parent.

NOTE 15 - REVENUE CONCENTRATION

The Company considers significant revenue concentrations to be customers or employees, who account for 10% or more of the total revenues generated by the Company during the period. The Company had four active employees who accounted for 33%, 25%, 21%, and 11% of private equity and venture capital fees. The Company had one customer who accounted for 100% of private equity and venture capital fees.

NOTE 16 - SUBSEQUENT EVENTS

For the period from January 1, 2015 through the date of the report, the Company's Parent contributed a total of $85,000 as additional paid-in capital in 2015.

Management has evaluated all subsequent events to determine if events or transactions, occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

NOTE 17 – REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under section (k)(2)(ii) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

DPEC CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION [1]

DECEMBER 31, 2014

Stockholder's Equity			$	2,059,484
Deductions				
Advances and loans to registered representatives, net	$	208,019		
Property and equipment, net		298		
Investment in affiliates		1,617,966		
Prepaid expenses and other assets		215,137		
Non-allowable Deductions				2,041,420
Net Capital			$	18,064
Aggregate Indebtedness			$	78,061
A. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)			$	5,204
B. Minimum Dollar Net Capital Required			$	5,000
Net Capital Required (Greater of A or B)			$	5,204
Excess of Net Capital over Requirement			$	12,860
Percentage of Aggregate Indebtedness to Net Capital				4.32 to 1

[1] Amounts agree with the DPEC Capital, Inc. Amended FOCUS report filed with the Financial Industry Regulatory Authority on February 24, 2015.

See report of independent registered public accounting firm.

DPEC CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm.

DPEC CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DPEC Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which DPEC Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) DPEC Capital, Inc. stated that DPEC Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. DPEC Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DPEC Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 26, 2015

MARCUMGROUP
MEMBER

750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ 212.485.5500 ■ 212.485.5501

MANAGEMENT'S EXEMPTION REPORT

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), DPEC Capital, Inc. (the "Company") claims exemption under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(ii). The Company met this exemption provision through the fiscal year ended December 31, 2014, without exception.

Mark G. Downey
Chief Financial Officer

2-26-2015
Date

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
DPEC Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by DPEC Capital, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or other specified parties, solely to assist you and the other specified parties in evaluating DPEC Capital, Inc.'s compliance with the applicable instructions of Form SIPC-7. DPEC Capital, Inc.'s management is responsible for DPEC Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check, excel spreadsheet calculating the annual assessment expense, and traced the annual expense to the trial balance), noting an under accrual of $1,397;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 26, 2015